Date: November 16, 2005                          Source:  Third Point LLC
For Release:  Immediately                        Contact: Georgeson Shareholder
                                                 Telephone:  (888) 293-6729


           Third Point LLC to Run Slate of 8 Nominees for Election to the Board of Directors of Ligand Pharmaceuticals Incorporated
          -------------------------------------------------------------


NEW YORK, NEW YORK, November 16, 2005 - Third Point LLC today released a letter to the stockholders of Ligand Pharmaceuticals Incorporated (the "Company") (OTC:
LGND) confirming the entry into a Stipulated Order and Final Judgment with the Company establishing January 31, 2006 as the date for the Company's next stockholders meeting (the "Stockholders Meeting") and announcing its intention to run a slate of eight nominees for election to the Company's Board of Directors at the Stockholders Meeting. The text of the letter follows.

                                    * * * * *

Third Point LLC is an investment management firm founded in 1995 that serves as investment manager or adviser to a variety of funds and managed accounts. The firm is based in New York, with offices in Los Angeles, Sunnyvale, Hong Kong, and Bangalore and expects to open shortly its London office.

                                    * * * * *

November 16, 2005


Dear Fellow Ligand Shareholders:

As Ligand Pharmaceuticals ("Ligand" or the "Company") recently announced, we have settled our litigation with the Company. Under the settlement, Ligand will be required to hold a meeting of stockholders on January 31, 2006 for the purpose of electing directors. The Company's Board of Directors will set a record date for the meeting, which must be between December 5 and December 15, 2005.

Although this settlement resolves an important dispute and finally forces the Company to hold an election of directors, we have not been able to resolve the larger issues - whether Ligand will agree to immediately embark on a process to explore and act on strategic alternatives, and who will control that process.

To address these fundamental issues and to avoid a contested election, we had made a proposal to the Company, which expired last Friday afternoon. The centerpiece of our settlement proposal was the addition of three of our nominees to the Board and the immediate creation of a special committee of three directors to pursue strategic alternatives in order to maximize shareholder value. We had proposed that two of our nominees be appointed to the special committee, and, consistent with Delaware law, the special committee would have had broad powers to do its job but would have been required to obtain full Board approval for any proposal involving a merger


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or similar transaction. In this way, we had hoped to balance our goal of maximizing shareholder value with the current Board's apparent goal of maintaining control of the Company.

Given the reasonableness of our compromise proposal, we're concerned that management has become isolated and that Ligand's full Board may not have been fully informed or consulted about the issues we've raised and the proposal we've made. Nonetheless, because management has not accepted our compromise proposal and has failed even to discuss it with us, we will now seek control of the Board at the upcoming election by running a full slate of eight directors at the January meeting. This will allow us to move forward quickly with efforts to maximize shareholder value and will put to rest our lingering doubts about whether the current Board would have favorably received any recommendations made by our proposed special committee. All of our nominees, whom we will name shortly, will be committed to the process of value maximization and to acting in the best interests of Ligand's shareholders.

We have been urging management for some time now to explore and act on options to maximize shareholder value. Lately, we have had indications (which may or may not prove accurate) that the Company has quietly made moves in that direction. Given management's resistance to our past calls to explore strategic alternatives, we cannot assure you, and are not ourselves prepared to assume, that management has suddenly become committed in a serious way to such a process. But even if management actually has undergone such a "conversion" (albeit with a proxy contest looming), we think it is nonetheless important that such a process be run by directors who have been committed to that goal from the outset, and that is why we will be proposing nominees for all eight seats on the Company's Board of Directors.

One final point: although we will be seeking control of the Company in order to establish or guide a process of exploring and acting on strategic alternatives, we have no intention of making wholesale changes in the Company's personnel or day-to-day operations. We have previously expressed our admiration for the Company's scientific staff, and we continue to view Ligand's employees (other than Messrs. Robinson and Maier) as one of its most significant assets. As the holder of almost 10% of the Company's common stock, we have a very large vested interest in maintaining the great value we see in the Company, and we will make every effort to do so.


Sincerely,

Third Point LLC



Daniel S. Loeb
Chief Executive Officer



THIRD POINT STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ ITS PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. ANY SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER

RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, STOCKHOLDERS MAY ALSO OBTAIN A COPY OF ANY SUCH PROXY STATEMENT, WHEN FILED, WITHOUT CHARGE, BY CONTACTING THIRD POINT'S PROXY SOLICITOR, GEORGESON SHAREHOLDER COMMUNICATIONS INC., AT ITS TOLL-FREE NUMBER:
(888) 293-6729, OR AT PROXYINFO@GSCORP.COM.

The following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Partners LP, Third Point Ultra Ltd., Lyxor/Third Point Fund Ltd., Third Point Partners Qualified LP, Daniel S. Loeb, Brigette Roberts, MD and Jeffrey R. Perry. Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to have beneficial ownership over 7,375,000 shares of common stock; Third Point Offshore Fund, Ltd. owns 4,744,300 share of common stock; Third Point Partners LP owns 955,300 shares of common stock; Third Point Ultra Ltd. owns 785,100 shares of common stock; Lyxor/Third Point Fund Ltd. owns 436,400 shares of common stock; and Third Point Partners Qualified LP owns 453,900 shares of common stock. Daniel S. Loeb, as the managing member of Third Point LLC, may be deemed to beneficially own 7,375,000 shares of common stock. Brigette Roberts, MD and Jeffrey R. Perry have no direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, except each such person's interest in being nominated and elected as a director of the Company.

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